WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 10
                          Supplement Dated May 7, 2003
                      To Prospectus Dated November 14, 2001

         This supplement is part of, and should be read in conjunction with, the prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 10 dated November 14, 2001, the multiple-page supplement to prospectus dated February 28, 2003, and the single-page supplement to prospectus dated February 28, 2003. The single-page supplement is not for use in all states.

TABLE OF CONTENTS

                                                                            Page
Status of Series 10 Offering...................................................1
Local Limited Partnership Investments..........................................1


STATUS OF SERIES 10 OFFERING

         Series 10 is now offering a minimum of 1,400 Units and a maximum of 25,000 Units on the terms set forth in the prospectus. As of the date hereof, Series 10 has received subscriptions in the amount of $1,371,000 (1,371 Units). Of the total, $58,000 currently is represented by investor promissory notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

         Series 10 has identified for acquisition or acquired interests in:

o        Catoosa Senior Village, L.P., a Georgia limited partnership; and
o        Melodie Meadows Associates, Ltd., an Alabama limited partnership.

These entities are referred to herein as local limited partnerships.

o        Catoosa owns the Catoosa Senior Village Apartments in Calhoun, Georgia;
         and
o        Melodie owns the Melodie Meadow Apartments located in Glencoe, Alabama.

         WNC & Associates, Inc. believes that Series 10 is reasonably likely to acquire or retain an interest in the local limited partnerships identified herein. However, Series 10 may not do so as a result of one or more factors. For example, a local limited partnership identified herein may fail to satisfy one or more conditions precedent to the investment of Series 10. Series 10 may fail to raise additional capital necessary to complete the purchase of the local limited partnerships. Moreover, the terms of an acquisition may differ from those as described. Accordingly, investors should not rely on the ability of Series 10 to acquire or retain an investment in the local limited partnerships identified herein on the indicated terms in deciding whether to invest in Series 10.


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

         The following tables contain information concerning the local limited partnerships identified herein and their respective properties:

----------------------------------------------------------------------------------------------------------------------
                                         ESTIMATED
                                         OR ACTUAL    ESTIMATED                              PERMANENT    ANTICIPATED
              PROJECT                    CONSTRUC-    DEVELOPMENT                            MORTGAGE     AGGREGATE
LOCAL         NAME AND                   TION         COST         NUMBER OF     BASIC       LOAN         TAX
LIMITED       NUMBER        LOCATION     COMPLETION   (INCLUDING   APARTMENT     MONTHLY     PRINCIPAL    CREDITS
PARTNERSHIP   OF BUILDINGS  OF PROPERTY  DATE         LAND COST)   UNITS         RENTS       AMOUNT       (1)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------

CATOOSA       Catoosa       Calhoun      May 2003    $4,912,000    28 1BR Units  $271-325    $2,382,000   $2,663,160
              Senior        (Gordon                                32 2BR Units  $325-345    GHFA (3)     (4)
              Village       County),
              Apartments    Georgia

              4  buildings
              (2)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------
MELODIE       Melodie       Glencoe      April 2003   $2,993,490   6 1BR Units   $225        $75,000      $2,230,330
              Meadow        (Etowah                                34 2BR Units  $250        RB (5)
              Apartments    County),
                            Alabama                                                          $1,101,260
              11                                                                             AHFA (6)
              buildings
              (2)
                                                                                             $50,000
                                                                                             NEACAA
                                                                                             (7)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------

1. Low income housing tax credits are available over a 10-year period. In the first credit year, Series 10 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 10 was a limited partner of the local limited partnership, and during which the apartment complex was completed and in service. See the discussion under "The Low Income Housing Tax Credit - Utilization of the Low Income Housing Tax Credit" in the prospectus.

2.   Senior property.

3. Georgia Housing and Finance Authority will provide the mortgage loan for a term of 20 years at an annual interest rate of 1% per annum. Principal and interest will be payable monthly based on a 20-year amortization schedule.

4. Catoosa also will generate Georgia state tax credits in an anticipated aggregate amount equal to the anticipated Federal tax credits. Another partnership affiliated with WNC & Associates, Inc. will be a limited partner of the local limited partnership and will be allocated the Georgia state tax credits, as well as a nominal interest in the Federal tax items. See the discussion under "Investment Objectives and Policies - Terms of the Local Limited Partnership Agreements - Interests in Profits, Losses and Distributions" in the prospectus.

5. Regions Bank will provide the first mortgage loan for a term of 20 years at an annual interest rate of 9% per annum. Principal and interest will be payable monthly based on a 20-year amortization schedule.

6. Alabama Housing Finance Authority, using HOME funds, will provide the second mortgage for a term of 20 years at an annual interest rate of 0.5% per annum. Principal and interest will be payable monthly based on a 20-year amortization schedule.

7. North East Alabama Community Action Agency will provide the third mortgage for a term of 20 years at an annual interest rate of 5% per annum. Principal and interest will be payable monthly based on a 20-year amortization schedule.

Calhoun (Catoosa): Calhoun is in Gordon County, Georgia on Interstate Highway 75, approximately 70 miles northwest of Atlanta. The population of the market area is approximately 44,000. The major employers for Calhoun residents are Mohawk Industries (manufacturing), Dixie Yarn Group (manufacturing/fabric) and Gordon County Schools.

Glencoe (Melodie): Glencoe is in Etowah County, Alabama on U.S. Highway 431, approximately 62 miles northeast of Birmingham. The population of the market area for seniors age 55 and over is approximately 12,500. The major employers for Glencoe residents are Goodyear Tire, Tyson Foods and the local school system.

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

-----------------------------------------------------------------------------------------------------------------
                                            LOCAL                          SHARING RATIOS:
LOCAL           LOCAL                       GENERAL        SHARING         ALLOCATIONS (4) AND
LIMITED         GENERAL       PROPERTY      PARTNER        RATIOS:         SALE OR REFINANCING  SERIES 9's CAPITAL
PARTNERSHIP     PARTNER       MANAGER (1)   FEES (2)       CASH FLOW (3)   PROCEEDS (5)         CONTRIBUTION (6)
--------------- ------------- ------------- -------------- --------------- -------------------- -------------------
CATOOSA         BC Holdings,  GEM           $574,000        Series 10:     99.97/.01/.01/.0     $1,996,970 (9)
                LLC           Management                    $1,000,        30/70
                (7)           Company, Inc.                 adjusted by
                                                            the CPI
                Tift County   (8)
                Residential                                 LGP: $1,000
                Housing
                Corporation                                 The balance:
                (7)                                         25% to Series
                                                            10 and 75% to
                                                            the LGP
--------------- ------------- ------------- -------------- --------------- -------------------- -------------------
MELODIE         Eagle Creek   Barron Land   $390,000       Series 10:      99.98/.01/.01        $1,638,965
                Partners,     Company, Inc.                $1,500          29.99/.01/70
                Inc. (10)     (11)
                                                           LGP: 70% of
                Lowell R.                                  the balance
                Barron II
                (10)                                       The balance:
                                                           29.99% to
                                                           Series 10,
                                                           0.01% to the
                                                           special
                                                           limited
                                                           partner, and
                                                           70% to the LGP
--------------- ------------- ------------- -------------- --------------- -------------------- -------------------

1. Each local limited partnership will employ either its local general partners or an affiliate of its local general partners, or a third party, as a property manager for leasing and management of the apartment complex. The fee payable generally is determined pursuant to market conditions.

2. Each local limited partnership will pay its local general partners or an affiliate of its local general partners fees for various services, including organization, development, land acquisition, syndication, incentive management and the like.

3. Reflects the amount of the net cash flow from operations, if any, to be distributed to the local general partners of each local limited partnership for each year of operations. Net cash flow generally is equal to the excess of revenues over expenses, including the property manager's fee and any deferred amount thereof.

4. Subject to certain special allocations, reflects the respective percentage interests in profits, losses and low income housing tax credits of (A) in the case of Catoosa, (i) Series 10, (ii) an affiliate of WNC & Associates, Inc. which will be investing in the Georgia state tax credits, (iii) WNC Housing, L.P., an affiliate of WNC & Associates, Inc. which is the special limited partner, and (iv) the local general partners; and (B) in the case of Melodie, (i) Series 10, (ii) WNC Housing, L.P., and (iii) the local general partners.

5. Reflects the percentage interests in any net cash proceeds from sale or refinancing of the apartment complex of (i) Series 10, and (ii) the local general partners. Net cash proceeds from sale or refinancing of the apartment complex is equal to the sale proceeds less payment of the mortgage loan and other local limited partnership obligations.

6. Series 10 normally will make its capital contributions to a local limited partnership in stages, with each contribution due when certain conditions regarding construction or operations of the apartment complex have been fulfilled. In the case of a completed apartment complex, Series 10 may pay its capital contributions in full at the time of its acquisition of the local limited partnership. Series 10 expects to negotiate adjuster provisions providing for a reduction in the capital contributions in the event the tax credits are less than originally anticipated. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the prospectus.

7. The general partners of Catoosa are BC Holdings, LLC and Tifton County Residential Housing Corporation. Jerry Braden, managing member of BC Holdings, LLC, has 30 years of experience in affordable housing. Since 1991, he has developed 15 affordable housing complexes throughout Georgia. The guarantors of the project are Jerry and Annamarie Braden, ages 58 and 50, respectively. They have represented to Series 10 that they had a net worth in excess of $1,800,000 as of July 2002.

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

8. GEM Management Company, Inc. will be the property manager. GEM Management Company, Inc. manages more than 4,750 affordable multifamily units, including 62 tax credit properties containing 1,919 units.

9. The WNC partnership investing in Georgia state tax credits will make a capital contribution in the anticipated amount of $532,579.

10. The General Partners are Lowell R. Barron, II and Eagle Creek Partners, Inc. Mr. Barron has in excess of 10 years of experience developing affordable housing and has developed 558 multifamily units throughout Alabama. Eagle Creek Partners, Inc. was recently formed by Mr. Barron, primarily to construct and manage low-income housing apartments. The guarantor of the project is Mr. Barron, age 32. He has represented to Series 10 that he had a net worth in excess of $2,700,000 as of March 2002.

11. Barron Land Company, Inc., formed in 1985, has more than 566 units of affordable multi-family housing and 522 tax credit units under management. The president of Barron Land Company, Inc. is Lowell R. Barron.






















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